FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 2, 2004, Bookham Technology plc (the “Company”) issued a press release announcing that all of the resolutions were passed at its Annual General Meeting held earlier that day.  A copy of this announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Andrew Rickman.  A copy of the notification is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Lori Holland.  A copy of the notification is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Robert Rickman.  A copy of the notification is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for W. Arthur Porter.  A copy of the notification is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Joseph Cook.  A copy of the notification is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Winston Fu.  A copy of the notification is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Peter Bordui.  A copy of the notification is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On June 3, 2004, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Giorgio Anania.  A copy of the notification is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

On June 7, 2004, the Company filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from December 8, 2003 to June 7, 2004 with respect to the Measurement Microsystems A-Z Inc. scheme.  A copy of this return is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

On June 10, 2004, the Company issued a press release announcing that it had completed its acquisition of Onetta, Inc. and that it expected that 27,640,300 ordinary shares of the Company, issued as consideration for the acquisition, would be admitted to the Official List and to trading on the London Stock Exchange.  A copy of this press release is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

On June 16, 2004, the Company issued a press release announcing that it had been selected by Sumitomo Electric Industries, Ltd. (“Sumitomo”) to supply critical passive optical components for Sumitomo’s fiber-to-the-premise broadband systems.  A copy of this press release is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

On June 29, 2004, the Company issued a press release announcing that it had developed and qualified a family of high-power laser diode bars based upon its telecoms 980nm gallium arsenide laser diodes.  A copy of this press release is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

Exhibits

99.1	Press Release issued on June 2, 2004.

99.2	Notification filed on June 3, 2004.

99.3	Notification filed on June 3, 2004.

99.4	Notification filed on June 3, 2004.

99.5	Notification filed on June 3, 2004.

99.6	Notification filed on June 3, 2004.

99.7	Notification filed on June 3, 2004.

99.8	Notification filed on June 3, 2004.

99.9	Notification filed on June 3, 2004.

99.10	Block Listing Six Monthly Return for the period December 8, 2003 to June 7, 2004.

99.11	Press Release issued on June 10, 2004.

99.12	Press Release issued on June 16, 2004.

99.13	Press Release issued on June 29, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: July 14, 2004	By:	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued on June 2, 2004.

99.2	Notification filed on June 3, 2004.

99.3	Notification filed on June 3, 2004.

99.4	Notification filed on June 3, 2004.

99.5	Notification filed on June 3, 2004.

99.6	Notification filed on June 3, 2004.

99.7	Notification filed on June 3, 2004.

99.8	Notification filed on June 3, 2004.

99.9	Notification filed on June 3, 2004.

99.10	Block Listing Six Monthly Return for the period December 8, 2003 to June 7, 2004.

99.11	Press Release issued on June 10, 2004.

99.12	Press Release issued on June 16, 2004.

99.13	Press Release issued on June 29, 2004.